December 4, 2015
Ms. Katherine Hsu
Ms. Lulu Cheng
Securities and Exchange Commission
Office of Structured Finance
100 F Street, NE
 Washington, D.C. 20549
Re:	GS Mortgage Securities Corporation II Registration Statement on Form SF‑3 Filed October 30, 2015 File No. 333‑207677
Dear Ms. Hsu:
We are counsel to GS Mortgage Securities Corporation II (the "Registrant").  We have reviewed your letter dated November 24, 2015 (the "Comment Letter") transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to the Depositor's registration statement (File No. 333‑207677) on Form SF‑3 as filed on October 30, 2015.  We have discussed the comments indicated in the Comment Letter with various representatives of the Registrant, and the Registrant's responses are set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of prospectus (the "Prospectus") contained in the revised form of registration statement ("Pre-Effective Amendment No. 1") submitted herewith.
For your convenience, each comment from the Comment Letter is repeated in italics below, followed by the Registrant's response.
Registration Statement on Form SF-3
General

1.
Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed

Katherine Hsu
Lulu Cheng
December 4, 2015

securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering
The Registrant confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Registrant does not have any affiliates that have offered any class of asset-backed securities involving the same asset class as this offering.

2.
Please file your required exhibits with your next amendment, including the forms of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

With its filing of Pre-Effective Amendment No. 1, the Registrant has filed the required exhibits and the opinions of Cadwalader, Wickersham & Taft LLP regarding the validity of the certificates as well as certain tax matters in accordance with Items 601(b)(5) and (8) of Regulation S-K, along with the consent of Cadwalader, Wickersham & Taft LLP to the filing of such opinion in accordance with Item 601(b)(23) of Regulation S-K.
Description of the Mortgage Pool
Delinquency Information, page 145

3.
We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change.

The Registrant has removed the brackets around the middle sentence in its delinquency information disclosure, as the method for determining delinquency is not expected to change.

Katherine Hsu
Lulu Cheng
December 4, 2015
Pooling and Servicing Agreement
Dispute Resolution Provisions – Certificateholder's Rights When a Repurchase Request is Initially Delivered By a Certificateholder, page 311

4.
We note your disclosure that the dispute resolution provisions described in the prospectus apply in the event the repurchase request is not "resolved" within 180 days after the mortgage loan seller received the repurchase request. We note your further disclosure that the definition of "resolved" includes "(vii) with respect to any Mortgage Loan subject to a Repurchase Request, an Asset Review was performed and the Asset Review Report states that no Tests were failed for the Mortgage Loan." This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release ("while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets"). In addition, we believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements may help to clarify the scope of the dispute resolution provision. Please revise accordingly.

The Registrant has modified the registration statement to remove clause (vii) of the definition of "resolved" and the dispute resolution requirement is organized as a separate subsection.
In responding to the Staff's comments, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Katherine Hsu
Lulu Cheng
December 4, 2015

•
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hopes the Staff will find the above responses and the enclosed submission responsive to its comments.  If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Lisa Pauquette

cc:	J. Theodore Borter (GS Mortgage Securities Corporation II)